Exhibit 99.1

TRANSCANADA CORPORATION – THIRD QUARTER 2010

Quarterly Report to Shareholders

TransCanada Reports Solid Third Quarter Results
Advances Large Growth Program

CALGARY, Alberta – November 3, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income applicable to common shares for third quarter 2010 of $377 million and comparable earnings of $374 million or $0.54 per share.

“Our solid third quarter financial results demonstrate TransCanada continues to move in the right direction.  Over the coming months, the company is on track to bring into service a number of large-scale projects that are expected to generate significant earnings and cash flow in the years ahead,” says Russ Girling, TransCanada’s president and chief executive officer.  “At the same time, we recognize our business environment will continue to be challenging in the short term with depressed power and natural gas prices, putting pressure on a portion of our existing operations. TransCanada is well positioned to benefit as the economy recovers and commodity prices improve.”

Girling added he is pleased TransCanada continues to advance the remainder of its $21 billion capital plan.  The 683 megawatt Halton Hills generating station in Ontario is now officially operational, and Maine’s largest wind project – Kibby Wind – is complete.  Girling also pointed out construction is well underway on both the Groundbirch pipeline that will connect the Alberta System to the northeast B.C. shale gas play, and on the Bison pipeline that will bring U.S. Rocky Mountain natural gas to market.  Both projects should be operational by year’s end.

In the first quarter of 2011, the company will also see capacity on its Keystone Pipeline System rise when the Cushing expansion begins operating and the total capacity of the line increases from 435,000 barrels per day (Bbl/d) to 591,000 Bbl/d.

Third Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
▪	Net income applicable to common shares of $377 million or $0.54 per share
▪	Comparable earnings of $374 million or $0.54 per share
▪	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.0 billion
▪	Funds generated from operations of $861 million
▪	Common share dividend of $0.40 per share
▪	Invested an additional $1.3 billion to advance $21 billion capital program
▪	$700 million Halton Hills generating station was completed on time and on budget
▪	Began construction on the Groundbirch pipeline that will connect Montney shale gas, and on the Bison pipeline that will connect U.S. Rockies gas
▪	National Energy Board (NEB) approved a three year settlement with stakeholders on the Alberta System that sets the equity return at 9.7 per cent on deemed common equity of 40 per cent

Net income applicable to common shares for third quarter 2010 was $377 million ($0.54 per share) compared to $345 million ($0.50 per share) in third quarter 2009. Comparable earnings for third quarter 2010 were $374 million ($0.54 per share) compared to $335 million ($0.49 per share) in the same period in 2009.

The year over year increase was due to higher volumes and lower costs associated with higher plant availability at Bruce A for the quarter, higher generation and sales volumes in U.S. Power, higher earnings from the positive impact of recognizing the Alberta System 2010-2012 Revenue Requirement Settlement from its January 1, 2010 effective date, and lower net interest expense from increased capitalization of interest related to the company’s large capital growth program. Partially offsetting these increases were lower realized power prices at Bruce B and Western Power.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

•
Construction of the second phase of the US$12 billion Keystone Pipeline System to expand nominal capacity to 591,000 Bbl/d and extend the pipeline system to Cushing, Oklahoma is over 90 per cent complete.  This phase is expected to be operational in first quarter 2011 with contracted volumes of 530,000 Bbl/d.

TransCanada’s 500,000 Bbl/d Gulf Coast Expansion continues to move forward.  The pipeline has binding, long-term commitments of 380,000 Bbl/d. TransCanada has received regulatory approval for the Canadian portion of the project and anticipates receiving regulatory approval for the U.S. portion of the project in the first half of 2011.

The Gulf Coast Expansion project will increase commercial capacity of the Keystone Pipeline System to 1.1 million Bbl/d.  Keystone will play an important role in linking a secure and growing supply of western Canadian and U.S. Williston Basin crude oil with the largest refining markets in the United States.

•
On September 7 and September 13, 2010, TransCanada launched binding open seasons to obtain firm commitments from shippers to transport crude oil on the Cushing and Bakken Marketlink projects.  The Cushing project would deliver crude from Cushing, Oklahoma to the U.S. Gulf Coast, while the Bakken initiative would transport oil from the Williston Basin to Cushing, Oklahoma or the U.S. Gulf Coast. The open seasons are expected to conclude in November 2010.

•
On September 24, 2010, the NEB approved the Alberta System 2010-2012 Revenue Requirement Settlement Application.  The Settlement has a three year term and incorporates an equity return of 9.7 per cent on deemed common equity of 40 per cent which is an increase from the return of 8.75 per cent on 35 per cent deemed common equity previously reflected in 2010 results.

•
In August 2010, the company received final regulatory approvals and began construction of the Groundbirch pipeline.  The pipeline is expected to be operational during November 2010.  When complete, the approximate $155 million project will consist of 77 kilometres (km) (48 miles) of 36-inch diameter natural gas pipeline that will extend the Alberta System into northeast B.C. by connecting to natural gas supplies in the Montney shale gas formation. The Groundbirch pipeline has firm transportation contracts for 1.1 billion cubic feet per day by 2014.

The Horn River Pipeline Project NEB hearing is expected to conclude on November 9, 2010 and an NEB decision is expected during the first quarter of 2011.  The approximate $310 million project is scheduled to be operational in the second quarter of 2012 with commitments for contracted natural gas rising to approximately 540 million cubic feet per day (mmcf/d) by 2014.

TransCanada continues to advance pipeline development in B.C. and Alberta to tie in unconventional shale gas supply.  The company has received requests for further natural gas transmission service throughout the northwest portion of the Western Canadian Sedimentary Basin, including the Horn River and Montney areas of B.C.  These new requests are expected to result in the need for further extensions and expansions of the Alberta System.

•
Construction on the US$600 million Bison natural gas pipeline project began in July 2010. The 487-km (303-mile) pipeline is expected to be operational in the fourth quarter of 2010.  The project has long-term contracts for 407 mmcf/d.

•
Work continues on the US$320 million Guadalajara pipeline project in Mexico.  The 305-km (190-mile), 24 and 30-inch diameter natural gas pipeline has a contractual in-service date of first quarter 2011. The pipeline will move natural gas from Manzanillo to Guadalajara, Mexico’s second largest city. Construction was approximately 40 per cent complete at the end of September 2010.

•
The open season for the Alaska Pipeline Project concluded on July 30, 2010 having received multiple conditional bids from major industry players and others for significant volumes.  The Alaska Pipeline Project will work to resolve the shipper and pipeline conditions placed on some of the bids by shippers through the next several months.

Energy:

•
TransCanada’s $700 million Halton Hills generating station went into service on September 1, 2010, on time and on budget. The 683 megawatt (MW) power plant is now operating under a 20-year Clean Energy Supply Contract with the Ontario Power Authority (OPA) that will generate stable earnings and cash flow over the next two decades. Halton Hills will generate enough power to meet the needs of approximately 700,000 homes.

•
The second phase of the Kibby Wind power project went into service on October 26, 2010. This phase included 22 additional turbines. The two phases of the US$350 million project will produce a total of 132 MW of clean, renewable energy for the state of Maine – enough for approximately 50,000 homes. The first 22-turbine phase of the project began producing power in the fall of 2009.

•	Construction of the 575 MW Coolidge generating station is approximately 90 per cent complete. The US$500 million generating station is anticipated to be in service by second quarter 2011.

•
Refurbishment work on Bruce A Units 1 and 2 has progressed with the completion of a major milestone in October 2010 following the successful installation of the last of the 960 calandria tubes.  Atomic Energy of Canada Limited (AECL) has begun de-staffing and will be substantially demobilized from Unit 2 by the end of 2010 and from Unit 1 by second quarter 2011.

Subject to regulatory approval, Bruce Power expects to load fuel in Unit 2 in second quarter 2011 and achieve a first synchronization of the generator to the electrical grid by the end of 2011, with commercial operation expected to occur in first quarter 2012.  Bruce Power expects to load fuel in Unit 1 in third quarter 2011 with a first synchronization of the generator in first quarter 2012 and commercial operation is expected to occur during third quarter 2012.

Plant commissioning and testing is underway and will accelerate at the end of second quarter 2011 when construction activities will be essentially complete. TransCanada’s share of the total capital cost is expected to be approximately $2.4 billion.

•
On October 7, 2010, the Government of Ontario announced that it would not proceed with the Oakville generating station. TransCanada has commenced negotiations with the OPA on a settlement which would terminate the contract and compensate TransCanada for the economic consequences associated with the contract’s termination.

Corporate:

•	The Board of Directors of TransCanada declared a quarterly dividend of $0.40 per share for the quarter ending December 31, 2010, on TransCanada’s outstanding common shares.

•	On September 23, 2010, TransCanada’s wholly-owned subsidiary, TransCanada PipeLines Limited, successfully completed an offering of US$1.0 billion of 3.80 per cent Senior Notes due October 1, 2020.

The net proceeds of this offering will be used to partially fund capital projects of TransCanada, for general corporate purposes and to reduce short term debt.

•
TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, its dividend reinvestment and share purchase plan and its continued access to capital markets. TransCanada will also continue to examine opportunities for portfolio management, including a role for TC PipeLines, LP in financing its capital program.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2010 third quarter financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments, including its $21 billion capital program, before opening the call to questions from analysts and members of the media.

Event:
TransCanada 2010 third quarter financial results teleconference and webcast

Date:
Wednesday, November 3, 2010

Time:
9:00 a.m. mountain daylight time (MDT) /11:00 a.m. eastern daylight time (EDT)

How:
Analysts, members of the media and other interested parties are invited to participate by calling 866.223.7781 or 416.340.8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) November 10, 2010. Please call 800.408.3053 or 416.695.5800 (Toronto area) and enter pass code 5430321#.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Earnings Before Interest and Taxes (EBIT), Comparable EBIT and Funds Generated from Operations in this news release.

These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, non-controlling interests and preferred share dividends. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes, non-controlling interests and preferred share dividends.

Management uses the measures of Comparable Earnings, Comparable EBITDA and Comparable EBIT to better evaluate trends in the Company’s underlying operations. Comparable Earnings, Comparable EBITDA and Comparable EBIT comprise Net Income Applicable to Common Shares, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating Comparable Earnings, Comparable EBITDA and Comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The table in the Consolidated Results of Operations section in the Management’s Discussion and Analysis presents a reconciliation of Comparable Earnings, Comparable EBITDA, Comparable EBIT and EBIT to Net Income and Net Income Applicable to Common Shares. Comparable Earnings per Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the period.

Funds Generated from Operations comprises Net Cash Provided by Operations before changes in operating working capital. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the Third Quarter 2010 Financial Highlights table in this news release.

Media Enquiries:	Cecily Dobson/Terry Cunha	403.920.7859 800.608.7859
Analyst Enquiries:	David Moneta/Terry Hook	403.920.7911 800.361.6522

Third Quarter 2010 Financial Highlights

Operating Results

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2010	2009	2010	2009

Revenues	2,129	2,049	6,007	6,195

Comparable EBITDA(1)	1,007	994	2,936	3,142

Net Income	391	345	989	993

Net Income Applicable to Common Shares	377	345	958	993

Comparable Earnings(1)	374	335	977	997

Cash Flows
Funds generated from operations(1)	861	772	2,519	2,230
(Increase)/decrease in operating working capital	(70)	(201)	(271)	127
Net cash provided by operations	791	571	2,248	2,357

Capital Expenditures	1,297	1,557	3,565	3,943
Acquisitions, Net of Cash Acquired	-	653	-	902

Common Share Statistics
	Three months ended September 30		Nine months ended September 30
(unaudited)	2010	2009	2010	2009

Net Income Per Share - Basic	$0.54	$0.50	$1.39	$1.55

Comparable Earnings Per Share(1)	$0.54	$0.49	$1.42	$1.56

Dividends Declared Per Share	$0.40	$0.38	$1.20	$1.14

Basic Common Shares Outstanding (millions)
Average for the period	692	681	689	641
End of period	693	681	693	681

(1)	Refer to the Non-GAAP Measures section in this news release for further discussion of comparable EBITDA, comparable earnings, funds generated from operations and comparable earnings per share.